PRESS RELEASE

Loncor Resources Announces Election of Directors

Toronto, Canada - June 27, 2019 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that the three nominees listed in the Company's management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Thursday, June 27, 2019 were elected at the Meeting as directors of Loncor.  The vote was conducted by a show of hands.  The detailed results of the votes received by proxy are set out below:

	Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Arnold T. Kondrat	57,559,718	99.993%	3,800	0.007%
Richard J. Lachcik	57,562,518	99.998%	1,000	0.002%
William R. Wilson	54,890,518	95.356%	2,673,000	4.644%

Voting results on all matters voted on at the Meeting have been filed on SEDAR at www.sedar.com.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the "DRC") -- the Ngayu and North Kivu projects.  The Company holds exploration permits covering a significant portion of the Ngayu Archean greenstone belt in Tshopo province in the northeast DRC and is its main focus.  The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province.  Both projects have historic gold production.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.